Form 144

1 (a) Name of issuer:
SOUTH STATE CORPORATION

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
520 Gervais Street Columbia, SC 29201

1 (e)Telephone No.
803-231-3539

2(a) Name of person for whose account the securities are to be sold Joseph E. Burns

2(b) Relationship to Issuer
Chief Credit Officer

2(c) Address Street
520 Gervais Street Columbia, SC 29201

3(a) Title of Class of securities to be sold
Common Stock

3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare, Inc. 250 Royall Street Canton, MA 02021

3(c) Number of share or other units to be sold
2,500

3(d)Aggregate Market Value
$208,000.00

3(e) Number of shares or other units outstanding
24,218,820

3(f) Approximate Date of Sale
11/14/2016

3(g) Name of each securities exchange
NASDAQ

Table I  Securities to be Sold
Title of the Class:
Common Stock

Date you acquired:
Various dates from 1/1/02 through 1/26/2012

Nature of Acquisition Transaction:
Restricted Stock Grants

Name of Person from Whom Acquired:
South State Corporation

Amount of Securities Acquired:
2,500

Date of Payment:
Various dates from 1/1/07 through 1/22/2016

Nature of Payment:
Vesting of Restricted Stock Grants

Table II  Securities sold during past 3 months:
N/A